3/18/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47523

RECEIVED
MAR 05 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Focus Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

375 Park Avenue, Suite 2201
(No. and Street)

New York | NY | 10152
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Graf Repetti & Co., LLP
(Name — *if individual, state last, first, middle name*)

1114 Avenue of the Americas,17th Floor | New York | NY | 10036
(Address) | (City) | (State) | (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Graig Eckman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Focus Securities, LLC, as of December 31, ~~19~~ 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Craig Eckman
Signature

CFO
Title

Mei Ling Yi
Notary Public

MEI LING YI
Notary Public, State Of New York
No. 01YI6055933
Qualified In Queens County
Commission Expires March 12, 2003

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FOCUS SECURITIES, LLC

FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

CONTENTS

GRAF REPETTI & CO., LLP
Certified Public Accountants & Business Advisors

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Focus Securities, LLC
375 Park Avenue
New York, New York 10152

We have audited the accompanying statements of financial condition of Focus Securities, LLC, as of December 31, 2001 and 2000 and the related statements of operations, cash flows and statement of changes in members' equity for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Focus Securities, LLC, as of December 31, 2001 and 2000, and the results of its operations, and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Pages 8 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Graf Repetti & Co., LLP

New York, New York
January 17, 2002

Grace Building • 1114 Avenue of the Americas • New York, N.Y. 10036
phone 212. 302. 3300 • **fax** 212. 302. 9660

FOCUS SECURITIES, LLC

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2001 AND 2000

ASSETS

	2001	2000
CURRENT ASSETS		
Cash	$ 24,134.41	$ 18,203.79
Accounts receivable	1,849.64	27,628.00
Prepaid taxes	1,056.02	3,646.42
Prepaid insurance	7,811.75	5,820.41
Total Current Assets	34,851.82	55,298.62
OTHER ASSETS		
Loan receivable	166,823.12	123,823.12
Securities investment	3,300.00	3,300.00
Total Other Assets	170,123.12	127,123.12
Total Assets	$ 204,974.94	$ 182,421.74

LIABILITIES AND STOCKHOLDERS ' EQUITY

	2001	2000
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 12,565.09	$ 12,080.69
Total Liabilities	12,565.09	12,080.69
MEMBERS' EQUITY	192,409.85	170,341.05
Total Liabilities and Stockholders' Equity	$ 204,974.94	$ 182,421.74

The accompanying notes are an integral part of these statements

FOCUS SECURITIES, LLC

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
INCOME		
Commissions	$ 1,650,289.37	$ 1,110,073.99
EXPENSES		
Salaries - Officer	199,999.92	199,999.92
Salaries - Office	1,087,296.74	580,604.25
Payroll taxes	80,298.32	50,265.89
Employee benefits	82,907.61	43,956.99
Professional fees	14,850.00	28,389.52
Clearance and execution cost	135,565.44	159,580.94
Temporary labor	4,363.45	13,793.37
Administrative fees	1,619.35	2,805.49
Insurance	1,192.14	3,619.14
Dues and subscriptions	-	768.00
Amortization expenses	-	19.06
Total Expenses	1,608,092.97	1,083,802.57
Net Income before Interest Income and Provision for Income Taxes	42,196.40	26,271.42
Interest Income	197.40	44.48
Net Income before Provision for Income Taxes	42,393.80	26,315.90
PROVISION FOR INCOME TAXES		
New York City General Corp.	-	4,944.00
New York State Franchise	325.00	100.00
Total Provision for Taxes	325.00	5,044.00
Net Income	$ 42,068.80	$ 21,271.90

The accompanying notes are an integral part of these statements

FOCUS SECURITIES, LLC

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 42,068.80	$ 21,271.90
Prior period adjustment	(20,000.00)	-
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization expense	-	19.06
Changes in current operating items:		
Accounts receivable	25,778.36	95,595.09
Prepaid expenses	599.06	(1,369.19)
Accounts payable and accrued expenses	484.40	(52,761.71)
Total Adjustments	26,861.82	41,483.25
Net Cash Provided by Operating Activities	48,930.62	62,755.15
CASH FLOWS FROM INVESTING ACTIVITIES		
Loan to affiliate	(43,000.00)	(73,823.12)
Investment in securities	-	(3,300.00)
Net Cash Used by Investing Activities	(43,000.00)	(77,123.12)
Net Change In Cash	5,930.62	(14,367.97)
Cash - January 1	18,203.79	32,571.76
Cash - December 31	$ 24,134.41	$ 18,203.79
SUPPLEMENTAL INFORMATION		
Cash paid during the year for:		
Corporate income taxes	$ 325.00	$ 3,000.00

The accompanying notes are an integral part of these statements

FOCUS SECURITIES, LLC

STATEMENTS OF CHANGES IN MEMBERS ' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Balance, January 1	$ 170,341.05	$ 149,069.15
Less: Prior Period Adjustment - Note 5	20,000.00	-
Member's Equity - Adjusted	150,341.05	149,069.15
Net Income for the Year	42,068.80	21,271.90
Members' Equity - December 31	$ 192,409.85	$ 170,341.05

The accompanying notes are an integral part of these statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

a) Organization

The Company is a registered broker-dealer and clears its securities transactions on a fully disclosed basis with another broker-dealer. There were no liabilities subordinated to the claims of creditors during the year ended December 31, 2001.

b) Accounts Receivable

The Company follows the policy of writing off bad debts as incurred. Therefore, no allowance for bad debts is necessary.

c) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

d) Income Taxes

Effective as of the close of business on December 31, 1999, Focus Securities Inc. merged into Focus Securities, LLC, a newly formed Delaware limited liability company. Focus Securities, LLC therefore is the successor to Focus Securities Inc. As the Company now files as a Partnership for tax purposes, no provision has been made for Federal income taxes.

2. RESERVE REQUIREMENTS

The Company is exempt from the reserve requirement of 15c3-3 under k(2) (ii) of the section.

3. ACCOUNTING SYSTEM

There were no material inadequacies in the financial record keeping and accounting procedures followed by the Company.

4. LOAN RECEIVABLE

The Company has outstanding loans to a related company in the amount of $166,823. This amount is payable on demand.

5. PRIOR PERIOD ADJUSTMENT

During the completion of the corporate tax returns in September, 2001, it was determined by Focus Group Ltd., the parent company of Focus Securities, LLC, that re-organization expenses incurred in 2000 should properly be allocated to its subsidiaries affected by the re-organization. Consequently, Focus Securities, LLC reduced its beginning members' equity by $20,000 in the year ending December 31, 2001.

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION REQUIRED BY SEC RULE 17A-5

The Board of Directors
Focus Securities, LLC

We have audited the financial statements of Focus Securities, LLC for the year ended December 31, 2001 and 2000 and have issued our report thereon dated January 17, 2002. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

New York, New York
January 17, 2002

GRAF REPETTI & CO., LLP
Certified Public Accountants & Business Advisors

FOCUS SECURITIES, LLC

COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c3-1

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
CREDITS		
Shareholders' equity	$ 192,409.85	$ 170,341.05
DEBITS		
Loans receivable	166,823.12	123,823.12
Prepaid expenses	8,867.77	9,466.83
Haircuts on securities	3,300.00	3,300.00
Total Debits	178,990.89	136,589.95
Net Capital	$ 13,418.96	$ 33,751.10
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses	$ 12,565.09	$ 12,080.69
Total Aggregate Indebtedness	$ 12,565.09	$ 12,080.69
Computation of Basic Net Capital Requirement		
Minimum Net Capital Required	$ 5,000.00	$ 5,000.00
Excess Net Capital at 1500%	$ 8,418.96	$ 28,751.10
Excess Net Capital at 1000%	$ 12,162.45	$ 32,542.03
Ratio: Aggregate Indebtedness to Net Capital	0.94 to 1	0.36 to 1

There were no material differences between the Company's net capital as included in Part II of Form X-17a-5 as of December 31, 2001 and net capital as computed above.

The accompanying notes are an integral part of these statements

FOCUS SECURITIES, LLC

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2001 AND 2000

The company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements on this rule.

The accompanying notes are an integral part of these statements

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

Board of Directors
Focus Securities, LLC

We have audited the financial statements of Focus Securities, LLC. for the year ended December 31, 2001 and 2000, and have issued our report thereon dated January 17, 2002. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by rule 17a-5(g), (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures including tests of compliance with such practice and procedures followed by Focus Securities, LLC that we considered relevant to the objectives stated in rule 17a-5 (g), (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3 (a) (11) and the reserve required by rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Focus Securities, LLC. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purposes.

New York, New York
January 17, 2002